Exhibit 4.2

AMENDMENT NO. 3
TO SECOND AMENDED AND RESTATED LOAN AGREEMENT

This Amendment No. 3 to Second Amended and Restated Loan Agreement (this “Amendment”) dated as of April 16, 2004 is made with reference to the Second Amended and Restated Loan Agreement, dated as of June 29, 2001 (as amended from time to time, the “Loan Agreement”), among Eldorado Resorts LLC, a Nevada limited liability company (the “Borrower”), the Banks referred to therein, and Bank of America, N.A., as Administrative Agent.  Capitalized terms used in this Amendment but not defined herein are used with the meanings set forth for those terms in the Loan Agreement.  This amendment is entered into with reference to the following facts:

RECITALS

A.                                   On or about July 31, 1996, Borrower and Eldorado Capital Corp. (“Eldorado Capital”) issued $100,000,000 principal amount of 10 1/2% Senior Subordinated Notes due 2006 (the “Senior Subordinated Notes”) pursuant to the Indenture dated as of July 31, 1996, among Borrower, Eldorado Capital and Fleet National Bank, as trustee (the “Existing Indenture”).

B.                                     Substantially concurrently with the effectiveness of this Amendment, Borrower and Eldorado Capital intend to issue $64,700,000 principal amount of Senior Notes due 2014 (the “Senior Notes”) pursuant to an Indenture among Borrower, Eldorado Capital and U.S. Bank National Association, as trustee.

C.                                     Substantially concurrently with the issuance of the Senior Notes, the Borrower and Eldorado Capital will enter into a Redemption Deposit Agreement (the “Redemption Deposit Agreement”) with the Trustee for the holders of the Senior Subordinated Notes pursuant to which they shall deposit all of the proceeds of the Senior Notes together with other funds borrowed under the Loan Agreement (in the approximate amount of $2,472,329.50) with the Trustee under the Indenture relating to the Senior Subordinated Notes to provide for the repayment thereof and call the remaining principal balance of the Senior Subordinated Notes for redemption.

D.                                    Borrower has requested that the Banks enter into this Amendment to allow for the issuance of the Senior Notes, the making of the required deposit for the payment of the Senior Subordinated Notes in accordance with the Redemption Deposit Agreement, and the prepayment of the Senior Subordinated Notes.

NOW, THEREFORE, in consideration of the mutual covenants and benefits contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrower, the Administrative Agent and the Banks hereby agree as follows:

AGREEMENT

1.                                       Consent to Prepayment of Senior Subordinated Notes.  Notwithstanding Section 6.1 and Section 6.9 of the Loan Agreement, the Banks hereby consent that the Borrower may call the remaining balance of the Senior Subordinated Notes for redemption, concurrently with the issuance of the Senior Notes, may deposit proceeds of the Senior Notes (together with additional funds borrowed under the Loan Agreement) equal to the sum required to repay the remaining Senior Subordinated Notes with U.S. Bank, National Association, as trustee under the Existing Indenture, provided that the Senior Subordinated Notes shall thereafter be prepaid using such deposited funds not later than thirty-five days following the issuance of the Senior Notes.

2.                                       New Definitions.  Section 1.1 of the Loan Agreement is hereby amended to add new definitions of “Senior Notes” and “Senior Secured Debt to EBITDA Ratio” to read as follows:

“Senior Notes” means the $64,700,000 in 9.00% Senior Notes due 2014 anticipated to be issued by Eldorado Resorts LLC and Eldorado Capital pursuant to the Indenture to be dated on or about April 20, 2004, among Eldorado Resorts LLC, Eldorado Capital and U.S. Bank National Association, as Trustee, and any refinancings thereof permitted by Section 6.1A hereof.

“Senior Secured Debt to EBITDA Ratio” means, as of the last day of each Fiscal Quarter, the ratio of (a) the sum of (i) Funded Debt, plus (ii) without duplication, all obligations of Borrower and its Subsidiaries with respect to Swap Agreements, plus (iii) all Contingent Obligations of Borrower and its Subsidiaries with respect to indebtedness for borrowed money, minus (iv) the principal amount of the then outstanding Senior Notes (or any refinancings thereof permitted by Section 6.1A of the Loan Agreement) and of all Subordinated Obligations, in each case as of such date, to (b) EBITDA for the twelve month fiscal period ended on such date.

3.                                       References to Senior Debt to EBITDA Ratio.  Following the effective date of this Amendment, each reference in the Loan Agreement to the “Senior Debt to EBITDA Ratio” shall be deemed to be a reference to the Senior Secured Debt to EBITDA Ratio.

4.                                       Prepayments of the Subordinated Notes.  Clause (iv) of Section 6.1 of the Loan Agreement (as heretofore amended) is hereby deleted.

5.                                       Prepayments of the Senior Notes.  The Loan Agreement is hereby amended to add thereto a new Section 6.1A to read in full as follows:

“6.1A   Prepayment of the Senior Notes Prohibited.  Prepay any principal, interest or other amounts with respect to the Senior Notes prior to the date when due, or purchase or redeem (or offer to purchase or redeem) any of the Senior Notes prior to the date upon which the related portion of the Senior Notes become due, or deposit any monies, securities or other Property with any trustee or other Person to provide assurance that the principal of the Senior Notes or any portion thereof will be paid when due or otherwise to provide for the defeasance of the Senior Notes, provided that this covenant shall not restrict:

(i) the refinancing of the Senior Notes with Indebtedness incurred when no Default or Event of Default has occurred and remains continuing which Indebtedness (a) is in a principal amount which does not exceed the then outstanding principal amount of the Senior Notes; (b) contains representations, warranties, events of default and other terms which are not less favorable to the Borrower than those contained in the Senior Notes, and (c) has a maturity date following that of the Senior Notes and an average life to maturity which is longer than that of the Senior Notes, but this covenant will thereafter apply to the refinancing Indebtedness, or

(ii) this covenant shall not restrict prepayments of the principal amount of the Senior Notes which are in an aggregate principal amount not to exceed $5,000,000 (increased by the amount, not in excess of an additional $5,000,000, of any such prepayments made using the net cash proceeds of Permitted Dispositions within one month following the receipt thereof), in each case made when no Default or Event of Default has occurred and remains continuing.”

6.                                       Amendment to Indebtedness Covenant.  Section 6.9(d) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“(d)  the Indebtedness evidenced by the Senior Notes in an aggregate principal amount not to exceed $64,700,000 at any time, and any refinancings of the Senior Notes which are permitted by Section 6.1A hereof; and”

7.                                       Amendments to Debt Documents.  Section 6.16 of the Loan Agreement is hereby amended to read in full as follows:

“6.16  Amendments to Senior Notes and to Subordinated Obligations.  Amend or modify any term or provision of any indenture, agreement or instrument evidencing or governing the Senior Notes or governing any Subordinated Obligation in any respect that will or may adversely affect the interests of the Banks.”

8.                                       Conditions Precedent.  The effectiveness of this Amendment shall be subject to the conditions precedent that:

a.                                       The Administrative Agent shall have received counterparts of this Amendment executed by Borrower, and a memorandum of the execution of this Amendment shall have been recorded in the Official Records of Washoe County, Nevada in a format reasonably acceptable to the Administrative Agent;

b.                                      Eldorado Capital, which has guaranteed the Obligations of the Borrower, shall have executed a written consent hereto in the form of Exhibit A hereto;

c.                                       The Administrative Agent shall have received assurance from the Title Company that it is committed to issue through First American Title Insurance Company all necessary endorsements to the existing ALTA 1970 form lenders title insurance policy issued by First American Title Insurance Company insuring the validity and priority of the Lien of the Deed of Trust with respect to the Eldorado Hotel, subject only to such exceptions as may be acceptable to Administrative Agent;

d.                                      The Administrative Agent shall have received a certificate of Borrower attaching a copy of the executed Indenture governing the Senior Notes and the Redemption Deposit Agreement, and stating that, giving effect to the issuance thereof, that no Default or Event of Default has occurred and remains continuing.

9.                                       Senior Subordinated Notes.  For so long as funds sufficient to repay the principal, interest, premium and other amounts outstanding in respect of the Senior Subordinated Notes have been deposited with the Trustee for the Senior Subordinated Notes as contemplated by the Redemption Deposit Agreement, the Senior Subordinated Notes shall not be deemed to be outstanding indebtedness of the Borrower and its Subsidiaries for the purpose of calculating compliance by Borrower with the financial covenants described in Sections 6.13 or 6.14 of the Loan Agreement or for the purposes of Section 6.9 of the Loan Agreement.

10.                                 Representation.  The Borrower hereby represents and warrants to the Administrative Agent and the Banks that (a) no Default or Event of Default has occurred under the Loan Agreement and remains continuing, (b) the representations and warranties in the Loan Agreement are true as of the date of this Amendment (except to the extent such representations and warranties expressly refer to an earlier date, in which case they shall be true and correct as of such earlier date), (c) this Amendment is within the Borrower’s powers, has been duly authorized, and does not conflict with the Borrower’s organizational papers, and (d) this Amendment does not conflict with any law, agreement or obligation by which the Borrower is bound.

11.                                 Expenses.  The Borrower confirms its obligations to pay the reasonable expenses of the Administrative Agent in connection with the preparation of this Amendment and the issuance of the title insurance endorsement referred to above.

12.                                 Counterparts.  This Amendment may be executed in as many counterparts as necessary or convenient, and by the different parties on separate counterparts each of which, when so executed, shall be deemed an original but all such counterparts shall constitute but one and the same agreement.

13.                                 Confirmation.  In all other respects, the terms of the Loan Agreement and the Loan Documents executed in connection therewith are hereby confirmed.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above by their duly authorized representatives.

BORROWER:

ELDORADO RESORTS LLC,
a Nevada limited liability company

By:	/s/ Donald L. Carano
Donald L. Carano, Chief Executive Officer

BANK OF AMERICA, N.A.,
as Administrative Agent

By:	/s/ Gina Meador
Gina Meador, Vice President

BANK OF AMERICA, N.A., as a Bank

By:	/s/ Scott L. Faber
Scott L. Faber, Managing Director

U.S. BANK, NATIONAL ASSOCIATION, as a Bank

By:	/s/ Mark McVeigh

Title:	Vice President

Exhibit A

CONSENT OF GUARANTOR

Reference is hereby made to the Second Amended and Restated Loan Agreement, dated as of June 29, 2001, among Eldorado Resorts LLC, the Banks referred to therein, and Bank of America, N.A., as Administrative Agent.  By executing this Consent of Guarantor, Eldorado Capital Corp., a Nevada corporation, consents to the execution, delivery and performance of that certain Amendment No. 3 to Second Amended and Restated Loan Agreement dated as of the date hereof, and acknowledges that the Amended and Restated Guaranty, dated as of June 29, 2001, executed by the undersigned in favor of Bank of America, N.A., as Administrative Agent, and the Banks referred to therein, remains in full force and effect.

Dated	April 16, 2004

ELDORADO CAPITAL CORP.,
a Nevada corporation

By:	/s/ Donald L. Carano
Name:	Donald L. Carano
Title:	President